Wagistrasse 14 8952 Zürich-Schlieren Switzerland	VIA EDGAR

June 11, 2021

U.S Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Christie Wong
Mr. Terence O'Brien
Ms. Ada Sarmento
Mr. Tim Buchmiller

Re:	Molecular Partners AG
Registration Statement on Form F-1
File No. 333-255447

Acceleration Request
	Requested Date:	June 15, 2021
	Requested Time:	4:00 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on June 15, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of Divakar Gupta, Ryan Sansom and Brandon Fenn of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP at +1 212 479 6474, Ryan Sansom at + 1 617 937 2335 or Brandon Fenn at +1 212 479 6626. Thank you for your assistance with this matter.
[Signature Page Follows]

Sincerely,
Brandon Fenn

By:	/s/ Patrick Amstutz
Name: Patrick Amstutz
Title: Chief Executive Officer

cc:	Andreas Emmenegger, Chief Financial Officer, Molecular Partners AG
Divakar Gupta, Cooley LLP
Ryan Sansom, Cooley LLP
Brandon Fenn, Cooley LLP